Exhibit 99.2

S.R. BArL1B01 & Co. LLP Chartered Accountants Golf View Corporate Tower—B Sector—42, Sector Road Gurgaon—122 002, Haryana, India Tel : +91124 464 4000 Fax : +91 124 464 4050 Auditor’s Report On Quarterly Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 To Board of Directors of Vedanta Limited 1. We have audited the accompanying statement of quarterly standalone financial results of Vedanta Limited (‘the Company’) for the quarter ended March 31, 2018 and for the year then ended attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. The standalone financial results for the quarter ended March 31 , 2018 are the derived figures representing the difference between the audited figures in respect of the year ended March 31, 2018 and the published year-to-date figures up to December 31, 2017, being the date of the end of the third quarter of the current financial year, which were subject to limited review. The standalone financial results for the quarter ended March 31 , 2018 and year ended March 31, 2018 have been prepared on the basis of the standalone financial results for the nine-month period ended December 31, 2017 and the audited annual standalone Ind AS financial statements as at and for the year ended March 31, 2018, and the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, which are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on these standalone financial results based on our review of the standalone financial results for the nine-month period ended December 31, 2017 which was prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting specified under Section 133 of the Companies Act 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual standalone Ind AS financial statements as at and for the year ended March 31 , 2018 and the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. 2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement( s) . An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion. 3. In our opinion and to the best of our information and according to the explanations given to us, these quarterly standalone financial results as well as the year to date results: 1. are presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, in this regard; and 11. give a true and fair view of the total comprehensive income (comprising of net profit and other comprehensive income) and other financial information for the quarter and year ended March 31, 2018. 4. Further, read with paragraph 1 above, we report that the figures for the quarter ended March 31, 2018 represent the derived figures between the audited figures in respect of the financial year ended March 31, 2018 and the published year-to-date figures up to December 31, 2017, being S.R. BathbCll & Co. LLP, a limited Liability Partnership with LLP Identity No. AAB?4294 Regd Office: 22, Camac Street, Block ‘C’, 3rd Floor, Kolkata-700 0 16

S.R. BATLIBOI & Co. LLP Chartered Accountants the date of the end of the third quarter of the current financial year, which were subjected to a limited review as stated in paragraph 1 above, as required under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. For S.R. BATLIBOI & CO. LLP Chartered Accountants ICAI Firm Registration Number: 301003E/E300005 per Raj Agrawal Partner Membership No. 82028 Place: Gurgaon Date: May 03, 2018

S.R. Batliboi & Co. LLP Chartered Accountants Golf View Corporate Tower B Sector 42, Sector Road Gurgaon—122 002, Haryana, India Tel : +91 124 464 4000 FaX: +911244644050 Auditor’s Report On Quarterly Financial Results and Year to Date Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 To Board of Directors of Vedanta Limited 1. We have audited the accompanying statement of quarterly consolidated Ind AS financial results of Vedanta Limited (‘the Company’) comprising its subsidiaries (together ‘the Group’), its associates and jointly controlled entities for the quarter ended March 31, 2018 and the consolidated Ind AS financial results for the year ended March 31, 2018, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. The quarterly consolidated Ind AS financial results are the derived figures between the audited figures in respect of the year ended March 31, 2018 and the published year-to-date figures up to December 31, 2017, being the date of the end of the third quarter ofthe current financial year, which were subject to limited review. The consolidated Ind AS financial results for the quarter ended March 31, 2018 and year ended March 31, 2018 have been prepared on the basis of the consolidated Ind AS financial results for the nine-month period ended December 31, 2017 and the audited annual consolidated Ind AS financial statements as at and for the year ended March 31, 2018, the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, which are the responsibility of the Company’ s management and have been approved by the Board of Directors of the Company. Our responsibility is to express an opinion on these consolidated Ind AS financial results based on our review of the consolidated Ind AS financial results for the nine-month period ended December 3 1, 2017 which was prepared in accordance with the recognition and measurement principles laid down in Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting specified under Section 13 3 of the Companies Act, 2013 read with relevant rules issued thereunder and other accounting principles generally accepted in India; our audit of the annual consolidated Ind AS financial statements as at and for the year ended March 31, 2018; and the relevant requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016. 2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial results are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion. 3. In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of other auditors on separate financial statements and on the other financial information of subsidiaries, associates and joint controlled entities, these quarterly consolidated financial results as well as the year to date results: 1. includes the results of entities as referred to Annexure l ; ii. are presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, in this regard; and iii. give a true and fair view of the consolidated total comprehensive income ( comprising ofnet profit and other comprehensive income) and other financial information for the quarter ended March 31, 2018 and for the year ended March 31, 20 I 8. 4. We did not audit the financial statements and other financial information, in respect of 13 subsidiaries, whose financial statements include total assets of Rs. 7,527 crore and net assets of Rs. 4,532 crore as at March 31, 2018, and total revenues of Rs. 831 crore and Rs. 3,479 crore for the quarter and the year ended on that date respectively. These financial statements and other financial information have been audited by other auditors, which financial statements, other financial information and auditor’ s reports have been furnished to us by the management. The consolidated financial statements also include the Group’s share of net profit of Rs. Nil for the quarter and for the year ended March 31, 2018 respectively, as considered S.R Batliboi:& Co. LIP, a l Limited Liability Partnership with l.LP Identity No AAS 4294 Regd. Offit~ 2. CJmac Street. Block ?c?, 3rd Floor. Ko:kata 700 0 16

S.R. BArL1B01 & Co. LLP Chartered Accountants in the consolidated financial statements, in respect of I associate, whose financial statements and other financial information have been audited by other auditors and whose reports have been furnished to us by the management. Our opinion, in so far as it relates to the affairs of such subsidiaries and associates is based solely on the report of other auditors. Our opinion is not modified in respect of this matter. All of these subsidiaries and associate are located outside India whose financial statements and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been audited by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s management has converted the financial statements of such subsidiaries and associates located outside India from accounting principles generally accepted in their respective countries to accounting principles generally accepted in India. We have audited these conversion adjustments made by the Company’s management. Our opinion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Company and audited by us. 5. The accompanying consolidated Ind AS financial results include unaudited financial statements and other unaudited financial information in respect of3 subsidiaries, whose financial statements and other financial information reflect total assets of Rs 2,790 crore and net assets of Rs 97 crore as at March 31, 2018, and total revenues of Rs 150 crore for the quarter and year ended on that date. These unaudited financial statements and other unaudited financial information have been furnished to us by the management. The consolidated Ind AS financial statements also include the Group’s share of net profit of Rs. Nil for the quarter and year ended March 31, 2018, as considered in the consolidated financial statements, in respect of 1 associate and 3 jointly controlled entities, whose financial statements and other financial information have not been audited and whose unaudited financial statements and other unaudited financial information have been furnished to us by the management. Our opinion, in so far as it relates to the affairs of these subsidiaries, associates and jointly controlled entities, is based solely on such unaudited financial statements and other unaudited financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements and other financial information are not material to the Group. Our opinion is not modified in respect of this matter. 6. Further, read with paragraph 1 above, we report that the figures for the quarter ended March 31, 2018 represent the derived figures between the audited figures in respect of the financial year ended March 31, 2018 and the published year-to-date figures up to December 31, 2017, being the date of the end of the third quarter of the current financial year, which were subjected to a limited review as stated in paragraph 1 above, as required under Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with SEBI Circular No. CIR/CFO/FAC/62/2016 dated July 5, 2016. For S.R. BA TLIBOI & CO. LLP Chartered Accountants ICAI Firm Registration Number: 301003E/E300005 per Raj Agrawal Partner Membership No.: 82028 Place: Gurgaon Date: May 03, 2018

S.R. BATLIBOI & CO. LLP
Chartered Accountants

Annexure 1

List of subsidiaries/associates/ jointly controlled entities

Subsidiaries

S. No.	Name
1	Bharat Aluminium Company Limited (BALCO)
2	Copper Mines ofTasmania Pty Limited (CMT)
3	Fujairah Gold FZE
4	Hindustan Zinc Limited (HZL)
5	Monte Cello BV (MCBV)
6	Sesa Resources Limited (SRL)
7	Sesa Mining Corporation Limited
8	Thalanga Copper Mines Pty Limited (TCM)
9	MALCO Energy Limited (MEL)
10	Lakomasko B.V.
11	THL Zinc Ventures Limited
12	Twin Star Energy Holdings Limited (TEHL)
13	THL Zinc Limited Ltd
14	Sterlite (USA) Inc.
15	Talwandi Sabo Power Limited
16	Twin Star Mauritius Holdings Limited (TMHL)
17	THL Zinc Namibia Holdings (Pty) Limited (VNHL)
18	Skorpion Zinc (Pty) Limited (SZPL)
19	Namzinc (Pty) Limited (SZ)
20	Skorpion Mining Company (Pty) Limited (NZ)
21	Amica Guesthouse (Pty) Ltd
22	Rosh Pinah Healthcare (Pty) Ltd
23	Black Mountain Mining (Pty) Ltd
24	THL Zinc Holding BV
25	Vedanta Lisheen Holdings Limited (VLHL)
26	Vedanta Exploration Ireland Limited
27	Vedanta Lisheen Mining Limited (VLML)
28	Killoran Lisheen Mining Limited
29	Killoran Lisheen Finance Limited
30	Lisheen Milling Limited
31	Vizag General Cargo Berth Private Limited
32	Paradip Multi Cargo Berth Private Limited
33	Sterlite Ports Limited (SPL)
34	Maritime Ventures Private Limited
35	Goa Sea Port Private Limited
36	Bloom Fountain Limited (BFM)
37	Western Cluster Limited
38	Sesa Sterlite Mauritius Holdings Limited
39	Cairn India Holdings Limited
40	Cairn Energy Hydrocarbons Ltd
41	Cairn Exploration (No. 2) Limited
42	Cairn Energy Gujarat Block 1 Limited
43	Cairn Energy Discovery Limited
44	Cairn Energy India Pty Limited
45	CIG Mauritius Holdings Private Limited
46	CIG Mauritius Private Limited

S.R. BATLIBOI & CO. LLP * GURGAON *

S.R. BATLIBOI & CO. LLP
Chartered Accountants

S. No.	Name
47	Cairn Lanka Private Limited
48	Cairn South Africa Pty Limited
49	Vedanta ESOS Trust
50	AvanStrate (Japan) Inc. (ASI)
51	AvanStrate (Korea) Inc
52	Avanstrate (Taiwan) Inc

Associates

S. No.	Name
1	RoshSkor Township (Proprietary) Limited
2	Gaurav Overseas Private Limited
3	Lisheen Mine Partnership

Jointly controlled entities

S. No.	Name
1	Goa maritime Private Limited
2	Rampia Coal mines and Energy Private limited
3	Madanpur South Coal Company Limited

S.R. BATLIBOI & CO. LLP GURGAON